UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015	Commission File Number 001-36767

AVOLON HOLDINGS LIMITED

(Translation of Registrant’s Name into English)

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Telephone: +353 (1) 231 5800

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 5, 2015, Avolon Holdings Limited announced the results for the second quarter ended June 30, 2015.

Exhibits

99.1	Avolon Holdings Limited Press Release

99.2	Avolon Holdings Limited Earnings Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVOLON HOLDINGS LIMITED

By:	/s/ Ed Riley
	Name:	Ed Riley
	Title:	General Counsel and Company Secretary

Date: August 5, 2015

EXHIBIT INDEX

99.1	Avolon Holdings Limited Press Release

99.2	Avolon Holdings Limited Earnings Presentation

4